FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F _____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: September 8, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

September 8, 2004

To the Following Securities Commission(s):

Alberta Securities Commission B.C. Securities Commission	Manitoba Securities Commission New Brunswick Securities Commission
Newfoundland Securities Commission Nova Scotia Securities Commission	Securities Registry-Northwest Territories Nunavut Securities Commission
Ontario Securities Commission P.E.I. Securities Commission	Quebec Securities Commission Saskatchewan Securities Commission
Justice Services Division-Yukon

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

RE:  WHEATON RIVER MINERALS LTD.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 7th day of September, 2004.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A)

Directors’ Circular recommending Rejection of the offer by Coeur D’Alene Mines Holdings Company and Coeur D’Alene Canadian Acquisition Corporation to Purchase all of the Outstanding Common Shares of Wheaton River Minerals Ltd.

Yours truly,

CIBC MELLON TRUST COMPANY

“Gilda Brombal”

Account Officer

Client Services

/gb

CIBC Mellon Trust Company

The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia  V6E 3X1

Tel: (604) 688-4330  Fax: (604) 688-4301  E-Mail  inquiries@cibcmellon.com  Website: www.cibcmellon.com

Mailing Address:  PO Box 1900, Vancouver, British Columbia  V6C 3K9

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.